UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30547 / June 4, 2013

In the Matter of

CPG CARLYLE PRIVATE EQUITY FUND, LLC
CPG CARLYLE PRIVATE EQUITY MASTER FUND, LLC
CENTRAL PARK ADVISERS, LLC

c/o Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038

(812-14089)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT, AND
PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

CPG Carlyle Private Equity Fund, LLC, CPG Carlyle Private Equity Master Fund, LLC and
Central Park Advisers, LLC filed an application on October 30, 2012, and amendments to the
application on March 26, 2013 and May 8, 2013, requesting an order under section 6(c) of the
Investment Company Act of 1940 ("Act") granting an exemption from sections 18(c) and 18(i)
of the Act, and pursuant to section 17(d) of the Act and rule 17d-1 under the Act. The order
permits certain registered closed-end management investment companies to issue multiple
classes of shares and to impose asset-based service and/or distribution fees and contingent
deferred sales loads.

On May 9, 2013, a notice of the filing of the application was issued (Investment Company Act
Release No. 30512). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the participation of the investment company in the proposed arrangement is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of CPG Carlyle Private Equity Fund, LLC, <u>et al</u>. (File No. 812-14089),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary